FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month of February 2013 No. 3

TOWER SEMICONDUCTOR LTD.
(Translation of registrant's name into English)

Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek, Israel 23105
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

On February 22, 2013, the Registrant issued consolidated financial statements as of December 31, 2012. Attached hereto are the following exhibits

Exhibit 99.1	Registrant’s consolidated financial statements as of December 31, 2012 and the report thereon dated February 21, 2013 of Brightman Almagor & Co.
Exhibit 99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations
Exhibit 99.3	Consent of Independent Registered Accounting Firm

           This Form 6-K, including all exhibits hereto, is hereby incorporated by reference into all effective registration statements filed by us under the Securities Act of 1933.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOWER SEMICONDUCTOR LTD.

Date: February 22, 2013	By:	/s/ Nati Somekh
Name: Nati Somekh
Title: Corporate Secretary